ECHOSTAR COMMUNICATIONS CORPORATION
9601 SOUTH MERIDIAN BOULEVARD
ENGLEWOOD, COLORADO 80112
RESPONSE TO SEC LETTER OF May 31, 2006
June 28, 2006
Via EDGAR and FedEx
Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:	EchoStar Communications Corporation (“EchoStar” or the “Company”) Form 10-K for the fiscal year ended December 31, 2005 Filed March 15, 2006

Form 10-Q for the quarterly period ended March 31, 2006

File No. 0-26176
Dear Mr. Spirgel:
     We are supplying the following responses to the comments contained in your letter dated May 31, 2006, regarding the above-referenced documents. Our responses are numbered in accordance with the numbered comments in your letter.
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

Form 10-K for the fiscal year ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations
1.	We note your planned revision to your presentation of SAC and Equivalent SAC and the actual revision you made in the Form 10-Q for the quarterly period ended March 31, 2006. Please revise your disclosure to clearly identify this measure as a non-GAAP measure. Revise to discuss in detail the reasons for the revisions to eliminate confusion with your use of a term that has been defined in prior filings but will be calculated differently going forward. Further, revise to disclose all of the related components necessary to calculate the measure and provide the calculation as a footnote. Clearly identify and label all of the “offsetting amounts” used in your calculation of SAC.

As discussed during our telephone conversation with the Staff on June 13, 2006, EchoStar believes its revised SAC (formerly Equivalent SAC or ESAC) is an operating measure similar to ARPU and does not fall under the category of a “non-GAAP financial measure” as defined in Item 10(e)(2) of Regulation S-K. In addition, if EchoStar were to refer to its revised SAC as a non-GAAP measure, it would be required pursuant to Item 10(e) to reconcile SAC to the nearest GAAP measure. As SAC is merely an operating measure of the average cost of acquiring a subscriber versus a measure of financial performance, financial position or cash flows, there is no directly comparable GAAP measure to which SAC could be reconciled.

Instead, EchoStar proposes clearly labeling SAC as an operating measure and, as requested, will include in its future disclosure for relevant periods detail of the reasons for the revisions to SAC. EchoStar will also include in its SAC disclosure all of the related components necessary to calculate the measure and provide the calculation as a footnote, clearly identifying and labeling all of the “offsetting amounts” used in its calculation of SAC. The following disclosure, with the additional disclosures underlined, is a sample of what will be included in EchoStar’s filings for the relevant period.
SAC. We are not aware of any uniform standards for calculating “subscriber acquisition costs per new subscriber activation,” or average SAC, and we believe presentations of average SAC may not be calculated consistently by different companies in the same or similar businesses. We include all new DISH Network subscribers in our calculation, including DISH Network subscribers added with little or no subscriber acquisition costs.
Prior to January 1, 2006, we calculated average SAC for the period by dividing the amount of our expense line item “Subscriber acquisition costs” for the period, by our gross new DISH Network subscribers added during that period. Separately, we then disclosed our average “Equivalent SAC” for the
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

period by adding certain capital expenditures and other offsetting amounts, as discussed below, to our “Subscriber acquisition cost” expense line item prior to dividing by our gross new subscriber number. SAC and Equivalent SAC are both operating measures which management believes are commonly used by those evaluating companies in the multi-channel video programming distribution, or MVPD, industry. Because our Equivalent SAC includes all of the costs of acquiring subscribers (i.e., subsidized and capitalized equipment) as well as the benefits of our lease program implemented to control rising SAC costs, management believes that Equivalent SAC is the more representative measure of how much we are spending, on a net basis, to acquire new subscribers. As such, effective January 1, 2006, we began disclosing only the combined “Equivalent SAC” number, which we will refer to going forward as SAC.
To calculate average SAC (previously “Equivalent SAC”) we add the value of equipment capitalized under our lease program for new subscribers to the expense line item “Subscriber acquisition costs,” subtract certain offsetting amounts, and divide the result by our gross new subscriber number. These offsetting amounts include payments we receive in connection with equipment that is not returned to us from disconnecting lease subscribers, and the value of equipment returned to the extent we make that equipment available for sale rather than redeploying it through the lease program.
Leased equipment that is returned to us which we redeploy to other lease customers remains a fixed asset of EchoStar. This results in reduced capital expenditures, and thus reduced average SAC, in the period in which the equipment is redeployed into a subscriber’s home, which is generally within 30 days. Returned equipment that is made available for sale is returned to inventory at net book value and reduces average SAC in the period the equipment is returned. Similarly, cash received in lieu of returned equipment for disconnected subscribers reduces average SAC in the period the cash is received.
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

Further, EchoStar will include in its disclosure for the period over period comparison the following tabular disclosure of the calculation of SAC, including the “offsetting amounts” discussed in the explanation as follows:

For the Period Ended
	2006	2005
Subscriber acquisition costs, as reported	$xx,xxx	$xx,xxx
Capitalized equipment	x,xxx	x,xxx

	xx,xxx	xx,xxx
Less:
Cash received in lieu of returned equipment and the value of returned equipment made available for sale	x,xxx	x,xxx

Net subscriber acquisition costs	xx,xxx	xx,xxx
Divided by:
Gross subscriber additions	xxx,xxx	xxx,xxx

Average SAC per subscriber	$xxx	$xxx

2.	Please tell us and disclose why management believes it is relevant to subtract offsetting amounts such as the payment you receive in connection with equipment that is not returned to you from disconnecting lease subscribers in calculating the measure. It is unclear to us how these payments are related to the cost of adding new subscribers in a given period.

EchoStar is not aware of any uniform standard for calculating SAC. As discussed above, EchoStar believes that its Equivalent SAC represents a fair measure of how much it is spending, on a net basis, to acquire new subscribers because Equivalent SAC includes all of the costs of acquiring subscribers (i.e., subsidized and capitalized equipment) as well as the benefits of EchoStar’s lease program implemented to control rising SAC costs.

EchoStar’s lease program helps reduce the cost of acquiring subscribers because EchoStar retains ownership of the receivers and certain other equipment. Upon termination of service, EchoStar’s lease subscribers are required to return the receiver and certain other equipment or be charged for the equipment. Returned equipment is either redeployed under the lease program or made available for sale under EchoStar’s current sales promotion, based on the functionality or age of the equipment. Returned equipment that is redeployed remains a fixed asset of EchoStar. This results in reduced capital expenditures, and thus reduced average SAC, in the period in which the equipment is redeployed into a subscriber’s home, which is generally within 30 days. Unlike equipment to be redeployed, returned equipment to be sold is placed into inventory at net book value and is assumed to be resold and readily converted to cash and thus reduces average SAC (or the average amounts spent by EchoStar to acquire a new subscriber) in the period the equipment is returned. Similarly, cash received in lieu of returned equipment for disconnected
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

subscribers, which is used to finance the cost of new subscribers, reduces average SAC in the period the cash is received.

3.	We also note that you will offset the value of equipment returned to the extent you make the equipment available for sale. Tell us and disclose why you believe it is appropriate to offset this amount. Also, tell us how you will determine this value and when the amount will be offset, upon its return or upon its resale.

Please see our response to Questions 1 and 2 above as we believe they are responsive to this question.
Critical Accounting Estimates
Capitalized satellite receivers, page 74
4.	Please provide quantitative disclosure on what impact a change in your estimate for the useful life of your capitalized satellite receivers could have on your results of operations. Refer to Section V of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

As requested, in future filings EchoStar will include the following underlined additions to its Critical Accounting Estimates disclosure for capitalized satellite receivers:
•	Capitalized satellite receivers and certain other equipment. Since we retain ownership of certain equipment provided pursuant to our new and existing subscriber equipment lease programs, we capitalize and depreciate equipment costs that would otherwise be expensed at the time of sale. Such capitalized costs are depreciated over the estimated useful life of the equipment, which is based on, among other things, management’s judgment of the risk of technological obsolescence. Because of the inherent difficulty of making this estimate, the estimated useful life of capitalized equipment may change based on, among other things, historical experience and changes in technology as well as our response to competitive conditions. For the year ended December 31, 2006, the average useful life of capitalized equipment was X years. A six month change in the estimated useful life of the capitalized equipment would result in a change to our annual depreciation expense of approximately $XXX million.
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

Consolidated Statement of Cash Flow, page F-6
5.	Revise your presentation of trade accounts receivable, net to reflect the changes on a gross basis as required by paragraph 11 of SFAS No. 95.

As requested, in future filings, EchoStar will revise its presentation of trade accounts receivable on its consolidated statement of cash flow to reflect the changes on a gross basis as required by paragraph 11 of SFAS No. 95.
Note 2. Summary of Significant Accounting Policies
Goodwill and Intangible Assets, page F-13
6.	We note that you utilized an independent third-party valuation to assist in the determination of the value of your acquired identifiable tangible and intangible assets and liabilities in the Gemstar transaction. While you are not required to make reference to this independent third-party, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to the independent third-party, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Similarly revise your disclosure of page F-15 with respect to the fair value of your financial instruments. Revise to comply with this comment in future filings.

Because the 2004 balance sheet will not be included in future annual or quarterly filings, disclosure regarding the Gemstar transaction should not be necessary unless material changes to these amounts occur. As such, EchoStar will consider this comment for any future disclosures regarding valuations.

In addition, in future filings EchoStar will delete its references to an independent third-party for the fair value of certain financial instruments and instead provide the then current method and assumptions used by management to determine the fair value.
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

     Please direct any communications regarding this letter to my attention. My telephone number is 303-723-1095. I can be reached by fax at 720-514-5957.

Sincerely,
/s/ David J. Rayner
David J. Rayner
Chief Financial Officer

Cc:	Kyle Moffatt, SEC Robert Carroll, SEC
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

ECHOSTAR COMMUNICATIONS CORPORATION
9601 South Meridian Boulevard
Englewood, Colorado 80112
June 28, 2006
Via EDGAR
Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:	EchoStar Communications Corporation Form 10-K for the fiscal year ended December 31, 2005 Filed March 15, 2006

Form 10-Q for the quarterly period ended March 31, 2006

File No. 0-26176
Ladies and Gentlemen:
     EchoStar Communications Corporation (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-captioned filings;

•	comments from the staff of the Securities and Exchange Commission (the “Commission”) or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please feel free to contact me at (303) 723-1040.
Sincerely,
/s/ David K. Moskowitz
David K. Moskowitz
Executive Vice President, General Counsel and
Secretary

cc:	Kyle Moffatt — SEC Robert Carroll — SEC
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299